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FORM 12b-25	SEC FILE NUMBER 001-9232

NOTIFICATION OF LATE FILING	CUSIP NUMBER 928703107

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: November 1, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Volt Information Sciences, Inc.
Full Name of Registrant
Former Name if Applicable 1600 Stewart Avenue
Address of Principal Executive Office (Street and Number) Westbury, New York 11590
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously reported in Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2009, October 6, 2009 and December 23, 2009, Volt Information Sciences, Inc. (the “Company”) has been assessing whether certain revenues and associated costs under certain customer contracts, recognized during fiscal years 2002 through 2008 and the first two quarters of fiscal 2009 by its Computer Systems segment, should be recognized in periods other than the periods in which they were recognized. The Company has also previously announced that it has identified errors in the application of accounting literature to revenue recognition for certain of these multi-year customer arrangements for telephone systems with multiple deliverables, some of which included customized software. The Company also reported in its Current Report on Form 8-K filed with the SEC on December 23, 2009 that, on the recommendation of the Company’s management, the Audit Committee of the Company’s Board of Directors concluded that the Company will restate its financial statements as at and for its fiscal years ended October 28, 2007 and November 2, 2008 included in the Company’s Annual Reports on Form 10-K for those years and the Company’s condensed consolidated financial statements for quarterly periods through May 3, 2009 contained in the Company’s previously filed Quarterly Reports on Form 10-Q (the Company has not as yet filed its Quarterly Report on Form 10-Q for the quarter ended August 2, 2009). The Company has not determined whether any restatements of other periods prior to fiscal 2007 will be required because it is uncertain whether there will be a material impact of the revised revenue recognition on those prior periods.

     As a result, the Company’s Annual Report on Form 10-K for the year ended November 1, 2009 cannot, without unreasonable effort and expense, be filed before its January 15, 2010 due date, nor can it be filed by February 1, 2010, the extended due date of such report. The Company and its advisors are working expeditiously to complete the restatement process and make the related filings, but the Company, at this time, is unable to determine when it will file its Annual Report on Form 10-K for the year ended November 1, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Jack Egan	212	704-7970
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  YES ☐ No ☒

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended August 2, 2009
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company anticipates reporting a significant change in its results of operations in the year ended November 1, 2009 (“fiscal 2009”) from the year ended November 2, 2008 (“fiscal 2008”). Results for fiscal 2008 included a gain on the sale of the net assets of the Company’s directory systems and services and directory publication operations of $93.0 million, net of taxes, or $4.23 per share, and an impairment charge of $35.0 million, net of taxes or $1.59 per share (the impairment charge may be revised as a result of the pending restatements). These items will significantly affect the comparability of fiscal 2008 and fiscal 2009 results of operations.

It is not possible to make a reasonable estimate of the Company’s consolidated results of operations for fiscal 2008 or fiscal 2009 due to the possible effects the timing of the recognition of certain revenues and associated costs under certain contracts of the Company’s Computer Systems segment in various periods, including fiscal 2008 and fiscal 2009, may have on the pending restatements of the Company’s financial statements as discussed in Part III of this Notification.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date January 15, 2010	By: /s/ Jack Egan Jack Egan, Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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